UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

Lemonade, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

52567D 107
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Continued on following pages

CUSIP NO. 52567D 107	Page 2 of 5 Pages

(1)	Names of Reporting Persons Mwashuma Kamata Nyatta
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America; Kenya
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 11,983,384*
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 11,983,384*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,983,384*
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
(11)	Percent of Class Represented By Amount in Row (9) 21.1%**
(12)	Type of Reporting Person (See Instructions) IN

(*)       See Item 4 of this Schedule 13G.

(**)	Calculated based on 56,768,257 Shares outstanding as of December 31, 2020, as reported by Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 11, 2021.

CUSIP NO. 52567D 107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Lemonade, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

5 Crosby Street, 3rd Floor, New York, New York 10013

Item 2(a).	Name of Person Filing:

Mwashuma Kamata Nyatta

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o SoftBank Group Capital Ltd, 1 Circle Star Way, San Carlos, California 94070

Item 2(c).	Citizenship:

United States of America; Kenya

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP Number:

52567D 107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

SoftBank Group Capital Ltd (“SBGC”) has delegated all of its voting and dispositive power over the Shares it holds to a three-member joint investment committee consisting of Daniel Schreiber, Shai Wininger (each, a co-founder of the Issuer), and the Reporting Person, which shall act unanimously. SBGC directly holds 11,983,384 Shares. Accordingly, the Reporting Person may be deemed to be an indirect beneficial owner of the 11,983,384 Shares directly held by SBGC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any other person named herein is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement. The Reporting Person expressly disclaims beneficial ownership over any Shares held by SBGC that he may be deemed to beneficially own, except to the extent of his pecuniary interest therein, if any.

Item 4(b).	Percent of Class:

21.1%, which is calculated based on 56,768,257 Shares outstanding as of December 31, 2020, as reported by Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 11, 2021.

CUSIP NO. 52567D 107	Page 4 of 5 Pages

Item 4(c).	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 11,983,384

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,983,384

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

CUSIP NO. 52567D 107	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	/s/ Mwashuma Kamata Nyatta
Mwashuma Kamata Nyatta